UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

________________

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
 (AMENDMENT NO. 25)

Total System Services, Inc.
(Name of Issuer)

$.10 Par Value Common Stock
(Title of Class of Securities)

891906-10-9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑            Rule 13d-1(b)

☐            Rule 13d-1(c)

☐            Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 2 of 8

(l)            Names of reporting persons.

Columbus Bank and Trust Company, as parent holding company and in various fiduciary capacities; Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company; and Synovus Trust Company, in various fiduciary capacities

(2)            Check the appropriate box if a member of a group

(a)	☐
(b)	☑

(3)            SEC use only

(4)            Citizenship or place of organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole voting power	21,236,699 *
	(6)	Shared voting power	291,834 *
	(7)	Sole dispositive power	22,085,387 *
	(8)	Shared dispositive power	1,492,145 *

(9)            Aggregate amount beneficially owned by each reporting person

23,657,607 *

(10)            Check if the aggregate amount in Row (9) excludes certain shares [ ].

(11)            Percent of class represented by amount in Row (9)

12.0% *

(12)            Type of reporting person

BK and HC

*	All shares are held in various advisory and fiduciary capacities, and beneficial ownership thereof is disclaimed. See Exhibit “A.”

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 3 of 8

Item l(a). Name of Issuer:

Total System Services, Inc.

Item l(b).  Address of Issuer's Principal Executive Offices:

1600 First Avenue
Columbus, Georgia 31901

Item 2(a) & (b).  Name and Principal Business Offices of Persons Filing:

Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901

Columbus Bank and Trust Company
1148 Broadway
Columbus, Georgia 31901

Synovus Trust Company
1148 Broadway
Columbus, Georgia 31901

Item 2(c).  Citizenship:

Synovus Financial Corp. is a Georgia business corporation and its banking, investment advisory  and trust company subsidiaries, including Synovus Trust Company and Columbus Bank and Trust Company, are Georgia, Florida, Alabama, Tennessee and national banking and business corporations and trust companies.

Item 2(d).  Title of Class of Securities:

$.10 par value common stock

Item 2(e).  CUSIP Number:

891906-10-9

Item 3.  If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e) [ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 4 of 8

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [X] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [ ] Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Item 4.    Ownership.

(a)	Amount beneficially owned:

23,657,607 *

(b)	Percent of Class:

12.0% *

(c)	Number of shares as to which such person has:

(i)            sole power to vote or to direct the vote:

  21,236,699 *

(ii)            shared power to vote or to direct the vote:

  291,834 *

(iii)            sole power to dispose or to direct the disposition of:

   22,085,387 *

(iv)            shared power to dispose or to direct the disposition of:

   1,492,145 *

*	All shares are held in various advisory and fiduciary capacities, and beneficial ownership thereof is disclaimed. See Exhibit “A.”

5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 5 of 8

6.       Ownership of More than Five Percent on Behalf of Another Person.

See Exhibit “A”

7.       Identification and Classification of the Subsidiary Which Acquired the  Security Being Reported on By the Parent Holding Company or Control  Person.

See Exhibit “A”

8.       Identification and Classification of Members of the Group.

See Exhibit “B”

9.       Notice of Dissolution of Group.

Not Applicable

10.      Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COLUMBUS BANK AND TRUST COMPANY

1/10/2008	By: /s/ William R. Blanchard
Date	Name: William R. Blanchard
Title: Executive Vice President

SYNOVUS FINANCIAL CORP.

1/10/2008	By: /s/ Thomas J. Prescott
Date	Name: Thomas J. Prescott
Title: Executive Vice President and Chief Financial Officer

SYNOVUS TRUST COMPANY

1/10/2008	By: /s/ George G. Flowers
Date	Name: George G. Flowers
Title: President

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 6 of 8

EXHIBIT “A”

On December 31, 2007, Synovus Financial Corp. (“Synovus”) completed the spin-off to its shareholders of all common shares of the issuer which were beneficially owned by it, representing approximately 80.6% of the outstanding shares of the issuer.  The shares were previously held through Columbus Bank and Trust Company (“CB&T”), a banking subsidiary of Synovus and a signatory party to this Schedule 13G. The distribution was made on December 31, 2007 to shareholders of record as of 5:00 p.m. Eastern time on December 18, 2007, the record date for the spin-off.

As of December 31, 2007, Synovus Trust Company, a wholly-owned trust company subsidiary of CB&T, held the following common shares of the issuer in various fiduciary and advisory capacities, the beneficial ownership of which is disclaimed:

Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
21,236,699	291,834	22,085,387	1,481,536

As of December 31, 2007, the other banking, investment advisory and trust company subsidiaries of Synovus held in a fiduciary or advisory capacity shared dispositive power over an additional 10,609 common shares of the issuer, the beneficial ownership of which is disclaimed. None of such subsidiaries, individually or in the aggregate, possesses the right or power to vote or dispose of more than five percent of the common shares of the issuer.

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 7 of 8

EXHIBIT “B”

Columbus Bank and Trust Company, a Georgia banking corporation, and its wholly-owned subsidiary, Synovus Trust Company, a nationally-chartered trust company, are each banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the “Act”). Synovus Financial Corp., a Georgia business corporation, is the parent holding company of Columbus Bank and Trust Company and Synovus Trust Company in accordance with Regulation 240.13d-1(b)(1)(ii)(G) promulgated under the Act.

CUSIP NO. 891906-10-9	Schedule 13G/A	Page 8 of 8

EXHIBIT “C”

The undersigned hereby agree that this Schedule 13G/A is filed on behalf of each of them.

COLUMBUS BANK AND TRUST COMPANY

1/10/2008	By: /s/ William R. Blanchard
Date	Name: William R. Blanchard
Title: Executive Vice President

SYNOVUS FINANCIAL CORP.

1/10/2008	By: /s/ Thomas J. Prescott
Date	Name: Thomas J. Prescott
Title: Executive Vice President and Chief Financial Officer

SYNOVUS TRUST COMPANY

1/10/2008	By: /s/ George G. Flowers
Date	Name: George G. Flowers
Title: President